Exhibit 11

IBIS TECHNOLOGY CORPORATION

STATEMENT RE:  COMPUTATION OF PER SHARE LOSS

	Years ended December 31,
	2005		2006		2007
	Diluted	Basic	Diluted	Basic	Diluted	Basic

Income (loss) from:
Continuing operations	$(9,460,547)	$(9,460,547)	$404,885	$85	$(8,539,812)	$(8,539,812)
Discontinued operations	215,242	215,242	—	—	—	—
Net income (loss)	(9,245,305)	(9,245,305)	404,885	85	(8,539,812)	(8,539,812)
Weighted average common shares outstanding	10,737,924	10,737,924	10,853,304	10,853,304	13,410,938	13,410,938

Potential common share equivalents	—		126,479		—
Weighted average shares outstanding	10,737,924		10,979,783		13,410,938

Earning (loss) per common share and share equivalents
Continuing operations	$(0.88)	$(0.88)	$0.04	$0.04	$(0.64)	$(0.64)
Discontinued operations	0.02	0.02	—	—	—	—
Net income (loss)	$(0.86)	$(0.86)	$0.04	$0.04	$(0.64)	$(0.64)